FRANCIS V. DANE
Direct: (650) 802-7737
fdane@cic.com

September 19, 2006

Ms. Kathleen Collins
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE, Room 4561
Washington DC 20549

Re: Communication Intelligence Corporation
Item 4.01 Form 8-K
Filed September 8, 2006
File No.000-19301

Dear Ms. Collins:

Thank you for your letter of September 12, 2006. The Company previously filed an amendment to the referenced 8-K on September 12, in particular, we anticipated and addressed the Staff's comments as indicated below.

Question

1.
Item 304(a)(1)(ii) of Regulation S-K requires a statement whether the accountant’s report on the financial statements for either of the past two years contained an adverse opinion or a disclaimer of opinion or was qualified or modified as to uncertainty, audit scope or accounting principles: and a description of the nature of each such adverse opinion, disclaimer of opinion, modification or qualification. This would include disclosure of uncertainty regarding the ability to continue as a going concern in the accountant’s report. Revise to include the proper periods or tell us why such revision is not necessary.

Response

The Company has amended the From 8-K in accordance with the Staffs comments. The amended 8-K/A was filed on September 12, 2006, file number 000-19301.

Question

2.
The disclosure should also state whether during the registrants two most recent fiscal years and any subsequent interim period through the date of registration, declination or dismissal there were any disagreements with the former accountant on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreement(s), if not resolved to the satisfaction of the former accountant, would have caused it to make reference to the subject matter of the disagreement(s) in connection with its reports. In the event of disagreement(s) and/or reportable event(s), provide the specific disclosures required by Item 304(a)(1)(iv) and (v) of Regulation S-K. Revise to include the proper periods or tell us why such revision is not necessary.

Response

The Company has amended the From 8-K in accordance with the Staffs comments. The amended 8-K/A was filed on September 12, 2006, file number 000-19301.

Question

3.
We also note your engagement of GHP Horwath, P.C. (GHP) as your principal accountants and that during the year ended December 31, 2005 and through September 6, 2006, you did not consult with GHP regarding any matters or events set fourth in Item(a)(2)(i) and (ii) of Regulation S-K. However, the disclosure should include the two most recent fiscal years and any subsequent interim period prior to the engagement of the new accounts as noted in Item 304(a)(2)(i) and (ii). Revise to include the proper periods or tell us why such revision is not necessary.

Response

The Company has amended the From 8-K in accordance with the Staffs comments. The amended 8-K/A was filed on September 12, 2006, file number 000-19301.

Question

4.
To the extent that you make changes to the Form 8-K to comply with our comments, please obtain and file an Exhibit 16 letter from the former accounts stating whether the accountant agrees with the statements made in your revised Form 8-K.

Response

The Company has amended the From 8-K in accordance with the Staffs comments. The letter from the accountants regarding their agreement with the Company’s statements in the 8-K/A was filed as Exhibit 16. The amended 8-K/A was filed on September 12, 2006, file number 000-19301.

Sincerely,

/s/ Francis V. Dane

Francis V. Dane
Chief Financial & Chief Legal Officer